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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              TYLAN GENERAL, INC.
                           (NAME OF SUBJECT COMPANY)

                             MILLIPORE CORPORATION
                                      AND
                            MCTG ACQUISITION CORP.
                                   (BIDDERS)

  COMMON STOCK, PAR VALUE $.001 PER SHARE (INCLUDING THE ASSOCIATED SERIES A
             JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                  902 169 101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DAVID B. WALEK, ESQUIRE
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                (617) 951-7000
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
    AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE

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  Transaction valuation: $125,975,856*            Amount of filing fee: $25,200
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*  For purposes of calculating fee only. This amount assumes the purchase of
   7,873,491 outstanding shares of Common Stock (including the associated
   Series A Junior Participating Preferred Stock Purchase Rights) of Tylan General, Inc. at $16.00 in cash per share. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: _________       Filing Party: _______________________


  Form or Registration No.: _______       Date Filed: _________________________

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CUSIP No. 715 271 10 2
         ______________

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 1)Names of Reporting Persons: Millipore Corporation

  S.S. or I.R.S. Identification Nos. of Above Persons:   04-2170233
                                                         __________

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 2)Check the Appropriate Box if a Member of a Group (See Instructions)
  [_] (a) ____________________________________________________________________

  [_] (b) ____________________________________________________________________

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 3)SEC Use Only ________________________________________________________________

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 4)Sources of Funds (See Instructions)  BK
                                      _________________________________________

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 5)[_] Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f).

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 6)Citizenship or Place of Organization    Massachusetts
                                        ________________________________________

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 7)Aggregate Amount Beneficially Owned by Each Reporting Person  None
                                                                ________________

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 8)[_] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See
Instructions).

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 9)Percent of Class Represented by Amount in Row 7  0%
                                                   _____________________________

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10)Type of Reporting Person (See Instructions)  CO
                                               _________________________________

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

                                SCHEDULE 14D-1

  This Statement relates to a tender offer by MCTG Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Millipore Corporation, a Massachusetts corporation ("Parent"), to purchase all outstanding shares of common stock, $.001 par value per share (the "Common Stock"), together with the associated Series A Junior Participating Preferred Stock Purchase Rights, (together with the Common Stock, the "Shares") of Tylan General, Inc., a Delaware corporation (the "Company"), at $16.00 per Share, net in cash to the seller, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"), which are attached to and filed with this Statement as Exhibits (a)(1) and
(a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The subject company to which this Statement relates is Tylan General, Inc., which has its principal executive offices at 15330 Avenue of Science, San Diego, California 92128.

  (b) Reference is hereby made to the Introduction of the Offer to Purchase, which Introduction is incorporated herein by reference.

  (c) Reference is hereby made to Section 6, "Price Range of Shares", of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  This Statement is being filed by the Purchaser and Parent. Reference is hereby made to Section 8, "Certain Information Concerning Purchaser and Parent", of the Offer to Purchase and to Schedule I to the Offer to Purchase, which Section and Schedule are incorporated herein by reference.

  (e) None of Purchaser, Parent or, to the best of their knowledge, any of their executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (f) None of Purchaser, Parent or, to the best of their knowledge, any of their executive officers or directors was, during the last five years, a party to a civil proceeding of a judicial of administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) Reference is hereby made to Section 8, "Certain Information Concerning Purchaser and Parent", Section 9, "Background of the Merger and the Offer", and Section 10 "Purpose of the Offer; the Merger Agreement; the Voting Agreement; the Ferran Agreement; the Confidentiality Agreement" of the Offer to Purchase, which Sections are incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) Reference is hereby made to Section 11, "Source and Amount of Funds", of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) Reference is hereby made to the Introduction, Section 9, "Background of the Merger and the Offer," Section 10, "Purpose of the Offer; the Merger Agreement; the Voting Agreement; the Ferran

                                       3
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Agreement" and Section 12, "Certain Effects of the Offer", of the Offer to
Purchase, which Sections are incorporated herein by reference. Other than as disclosed in the above-referenced Sections, neither Purchaser nor Parent has any present plans or proposals which relate to, or would result in, any such transaction, change or other occurrence with respect to the Company or the Shares listed in any of paragraphs (a) through (g) of Item 5.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) Reference is hereby made to the Introduction, Section 8, "Certain Information Concerning Purchaser and Parent", Section 9, "Background of the Merger and the Offer", and Section 10, "Purpose of the Offer; the Merger Agreement; the Voting Agreement; the Ferran Agreement; the Confidentiality Agreement", of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Reference is hereby made to the Introduction, Section 8, "Certain Information Concerning Purchaser and Parent," Section 9, "Background of the Merger and the Offer", and Section 10 "Purpose of the Offer; the Merger Agreement; the Voting Agreement; the Ferran Agreement; the Confidentiality Agreement" which Introduction and Sections are incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Reference is hereby made to Section 15, "Fees and Expenses", of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Reference is hereby made to Section 8, "Certain Information Concerning Purchaser and Parent", of the Offer to Purchase, which Section is incorporated herein by reference. The incorporation of this information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold the Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Reference is hereby made to Section 9, "Background of the Merger and the Offer", and Section 10, "Purpose of the Offer; the Merger Agreement; the Voting Agreement; the Ferran Agreement; the Confidentiality Agreement", of the Offer to Purchase, which Sections are incorporated herein by reference.

  (b)-(c) Reference is hereby made to Section 14, "Certain Legal Matters; Regulatory Approvals", of the Offer to Purchase, which Section is incorporated herein by reference.

  (d) Reference is hereby made to Section 12, "Certain Effects of the Offer", of the Offer to Purchase, which Section is incorporated herein by reference.

  (e) None.

  (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, which are incorporated herein by reference in their entirety.


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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase.
    (a)(2) Letter of Transmittal.
    (a)(3) Notice of Guaranteed Delivery.
    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.
    (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to their Clients.
    (a)(6) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
    (a)(7) Newspaper advertisement dated December 20, 1996.
    (a)(8) Press Release dated December 16, 1996.
    (b)    None.
    (c)(1) Agreement and Plan of Merger, dated as of December 16, 1996, among the Company, Parent and Purchaser.
    (c)(2) Voting and Securities Purchase Agreement, dated as of December 16,
           1996, by and among certain Securityholders (as defined therein) of the Company, Parent and the Purchaser.
    (c)(3) Letter Agreement, dated December 16, 1996, between Parent and David
           J. Ferran.
    (c)(4) Letter Agreement, dated August 29, 1996, between the Company and
           Parent, and amendment thereto dated October 25, 1996.
    (d)    None.
    (e)    Not applicable.
    (f)    None.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                          Millipore Corporation

                                             /s/ Geoffrey Nunes
                                          By __________________________________


                                          MCTG Acquisition Corp.

                                             /s/ Geoffrey Nunes
                                          By __________________________________

December 20, 1996

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                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION                                                   PAGE
 ----------- -----------                                                   ----
   (a)(1)    Offer to Purchase .........................................
   (a)(2)    Letter of Transmittal .....................................
   (a)(3)    Notice of Guaranteed Delivery .............................
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees ..............................
   (a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees to their Clients .............
   (a)(6)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9 .............................
   (a)(7)    Newspaper advertisement dated December 20, 1996 ...........
   (a)(8)    Press Release dated December 16, 1996 .....................
   (b)       None ......................................................
   (c)(1)    Agreement and Plan of Merger, dated as of December 16,
             1996, among the Company, Parent and Purchaser .............
   (c)(2)    Voting and Securities Purchase Agreement, dated as of
             December 16, 1996, by and among certain Securityholders (as defined therein) of the Company, Parent and the Purchaser
             ...........................................................
   (c)(3)    Letter Agreement, dated December 16, 1996, between Parent
             and David J. Ferran........................................
   (c)(4)    Letter Agreement, dated August 29, 1996, between the
             Company and Parent, and amendment thereto dated October 25,
             1996.......................................................
   (d)       None ......................................................
   (e)       Not applicable ............................................
   (f)       None ......................................................

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